SETTLEMENT AGREEMENT AND RELEASE BY AND AMONG GREGORY CLARKE CHAPMAN AND BLACKRIDGE TECHNOLOGY HOLDINGS, INC.

This SETTLEMENT AGREEMENT AND RELEASE is made by and among GREGORY CLARKE CHAPMAN ("Chapman" or "Plaintiff"), on the one hand, and BLACKRIDGE TECHNOLOGY HOLDINGS, INC. ("Blackridge" or "Defendant"), on the other hand (collectively, the "Parties"), effective as of the date of the last signature below ("Effective Date").

RECITALS

WHEREAS, Chapman was employed by Blackridge from on or about June 27, 2011, through on or about August 15, 2013; and

WHEREAS, Blackridge is indebted to Chapman for, among other things, salary, a loan made to Blackridge, and interest accrued thereon;

WHEREAS, Chapman is indebted to Blackridge for certain loans and advances made by Blackridge to Chapman; and

WHEREAS, Chapman filed a lawsuit against Blackridge on October 14, 2015, styled *Gregory Clarke Chapman v. Blackridge Technology Holdings, Inc.*, Civil Action 2015-13675, in the Circuit Court of Fairfax County, Virginia (the "Lawsuit") asserting, among other things, that Blackridge was indebted to Chapman for certain sums of money as stated in the Lawsuit, and seeking declaratory judgment with respect to Incentive Stock Options ("ISO's") and warrants for shares of Blackridge, and attorney's fees and costs; and

WHEREAS, Blackridge acknowledges that it is indebted to Chapman as follows:

Total Salary Due	$584,374.98
Car Allowance	$ 18,200.00
Paid Time Off	$ 52,884.61
July 2011 Promissory Note – Principal	$ 25,000.00
July 2011 Promissory Note – Interest	$ 39,327.75
Dec. 2011 Promissory Note – Principal	$ 20,945.00
Dec. 2011 Promissory Note – Accrued Interest	$ 25,713.08
Severance Benefit	$275,000.00

Subtotal		$1,041,445.42
Less:	Compensation Paid	$ 82,654.38
Less:	Loans and Advances	$ 142,500.00
Net Amount Due		$ 816,291.04

plus attorneys' fees and costs.

And

WHEREAS Blackridge has solicited investors for further infusion of cash and assets into the company, and expects to proceed to finalization and settlement of the terms and conditions of such additional investments at a closing now scheduled for ~~October 28, 2016~~ (the "Investor Settlement") and further intends to fulfill its executory obligations hereunder contingent upon said Investor Settlement; and

11/2/16

WHEREAS, the agreement of the parties to settle and compromise all of their claims and causes of action is further contingent upon said Investor Settlement, such that if the Investor Settlement shall fail to occur on or before the date provided. the releases and covenants set forth herein shall be null and void due to failure of condition subsequent, as further set forth in this SETTLEMENT AGREEMENT AND RELEASE;

NOW, THEREFORE. in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties have now agreed to resolve and compromise all of their claims and causes of action that they have, or may have, against each other. including the Lawsuit, on the terms and conditions herein, and it is hereby agreed as follows:

COVENANTS

1.   **Incorporation of Recitals**. The Recitals to this SETTLEMENT AGREEMENT AND RELEASE are incorporated herein by reference.

2.   **Representations and Warranties**. The Parties further represent, warrant. and agree as follows:

(a)   This SETTLEMENT AGREEMENT AND RELEASE represents the settlement of disputed claims. By entering into this SETTLEMENT AGREEMENT AND RELEASE. no Party admits or acknowledges the existence of any liability or wrongdoing, all such liability being expressly denied.

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(b)   Each has received independent legal advice from its legal counsel and other advisors with respect to the advisability of making the settlement provided for herein and with respect to the advisability of executing this SETTLEMENT AGREEMENT AND RELEASE.

(c)   Each has the full right and authority to enter into this SETTLEMENT AGREEMENT AND RELEASE and in executing this SETTLEMENT AGREEMENT AND RELEASE each has the full right and authority to commit fully and bind itself, its representatives, agents, principals, predecessors, successors in interest, and privies according to the provisions hereof.

(d)   The Parties have not assigned any portion of any claim or cause of action that they have or may have had against each other

3.   **Lawsuit Claims**. In consideration of the claims asserted in the Lawsuit and settlement of those claims herein, Blackridge shall do the following:

a.   Blackridge shall pay Chapman the total sum of ONE HUNDRED THIRTY-EIGHTTHOUSAND FIVE HUNDRED AND 00/100 DOLLARS ($138,500.00) in 2016 of which $69,250.00 shall be paid at the Investor Settlement and $69,250.00 shall be paid on or before December 10, 2016, to be allocated as reimbursement of attorneys' fees and costs in the amount of FIFTY THOUSAND and 00/100 Dollars ($50,000.00) and EIGHTY EIGHT THOUSAND FIVE HUNDRED AND 00/100 DOLLARS ($88,500.00) as consulting compensation to Chapman. The FIFTY THOUSAND AND 00/100 DOLLARS ($50,000.00) shall be accounted for as reimbursement of attorneys' fees and costs. The remainder of the payment, in the amount of EIGHTY EIGHT THOUSAND FIVE HUNDRED AND 00/100 DOLLARS ($88,500.00) shall be allocated as 2016 IRS Form 1099-MISC income to Chapman by Blackridge along with the prior advances which are being discharged effective hereby for a total 2016 1099-MISC of $231,000. This payment from the Investor Settlement shall be by wire transfer to Chapman, who shall provide wiring information to the Investor Settlement attorney and settlement agent in advance of the closing and settlement.

b.   Upon execution and delivery of this SETTLEMENT AGREEMENT AND RELEASE, Blackridge shall tender to Chapman a Confessed Judgment Promissory Note (the "Chapman Confessed Judgment Note") of even date herewith, in the form of Exhibit A hereto, in the original principal amount of EIGHT HUNDRED THIRTY-ONE THOUSAND TWO HUNDRED NINETEEN AND 04/100 Dollars ($831,291.04), provided that payment shall be made in Thirty Six (36) monthly payments of SIXTEEN THOUSAND SIX HUNDRED SIXTY SIX DOLLARS and 67/100 Dollars ($16,666.67) each, for a total of SIX HUNDRED THOUSAND and 12/100 Dollars, commencing on January 1,

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2017, and thereafter paid monthly on the first day of each month thereafter, and further provided that if, and only if, all payments are paid when and as due without default, time being of the essence, the balance of $231,290.92 shall be waived and need not be paid, and if any payment shall not be paid when and as due, or if there shall be a default, then the entire Chapman Confessed Judgment Note shall be due in full subject to credits for partial payments made, and interest shall accrue at 6% per annum after the date of default.

The original fully executed Confessed Judgment Promissory Note shall be transmitted by overnight mail with associated tracking number to counsel for Kelleher as follows:

Robert J. Cunningham Jr.
Rees Broome, P.C.
1900 Gallows Road, 7th Floor
Tysons Corner, Virginia 22182

c. Subject to Paragraph 5 of this SETTLEMENT AGREEMENT AND RELEASE, Blackridge acknowledges that Chapman has Incentive Stock Options for 150,000 shares of Blackridge, at an exercise price of $1.52 per share, and 347,376 warrants (each warrant being the right to purchase one share of Blackridge) at a price of $1.70 per share, subject to adjustments for stock splits, stock dividends, and other changes after the date hereof.

e. Blackridge acknowledges that, apart from the subject matter of the Lawsuit, Chapman owns 207,661 shares of the common stock of Blackridge, for which as stock certificate has been issued, prior to adjustment for the 1,000 for 1 stock split. Chapman was also issued 8000 shares of Blackridge common stock for which a certificate has not yet been issued. Upon the execution and delivery of this SETTLEMENT AGREEMENT AND RELEASE, Blackridge shall tender to Chapman a stock certificate for 215,661 shares of Blackridge common stock

4. **Accounting for Payments.** The payments to Chapman as set forth in Paragraph 3.a and 3.b above shall be accounted for as follows, and all of the Parties hereto covenant and agree that they shall not take any position for tax or accounting purposes inconsistent with this SETTLEMENT AGREEMENT AND RELEASE:

a. $50,000.00 of the $138,500.00 paid in 2016 described above, shall be accounted for as reimbursement of Chapman's legal fees and costs.

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b.   The next $45,945.00 derived from the periodic payments of $16,666.66 payable to Chapman hereunder shall be accounted for as repayment of the original $25,000 and $20,945 Promissory Notes due to Chapman, the receipt of which shall be non-taxable to Chapman.

c.   The next $54,055.00 derived from the periodic payments of $16,666.66 payable to Chapman hereunder shall be accounted for as interest on the July 2011 and December 2011 Promissory Notes, for which Chapman shall receive an appropriate Form 1099 for such payments actually received, and for which Blackridge shall account as interest expense;

d.   The balance of payments received and derived from the periodic payments of $16,666.66 payable to Chapman hereunder totaling $500,000.12 shall be accounted for as consulting expense, from which Blackridge shall issue a suitable 1099-MISC in the year in which such cash payments are made. .

e.   If the amount conditionally waived pursuant to paragraph 3.b above is required to be paid to Chapman by Blackridge, then $10,985.83 shall be accounted for as interest, and the balance of such sums will be accounted for as consulting expense, for which Blackridge shall issue a suitable 1099-MISC in the year in which such cash payments are made..

f.   The Parties acknowledge and agree that the miscellaneous income derived from Chapman's advances totaling $142,500.00 above could potentially subject Chapman to interest and possible penalties if the IRS were to seek to recharacterize the income as having been constructively received in a prior tax year. Subject to a $30,000 cap, Blackridge agrees to indemnify Chapman and pay such amounts in penalties and interest if incurred by Chapman on a net basis (taking into account changes in Chapman's marginal tax rate in the different tax years), subject to Chapman's duty to undertake and implement reasonable measures to mitigate such interest and penalty assessments by state and federal taxing authorities. Such payment shall be made by Blackridge to Chapman within twenty (20) days of presentation by Chapman to Blackridge the amounts comprising interest and penalties, together with reasonable evidence of Chapman's reasonable efforts to mitigate such charges and evidence of Chapman's payment of such interest and penalties.

5.   **Incentive Stock Options and Warrants**. As described in Section 3(c), Blackridge does hereby acknowledge that Chapman has Incentive Stock Options for 150,000 shares of Blackridge. at an exercise price of $1.52 per share, and 347,376 warrants (each warrant being the right to purchase one share of Blackridge) at a price of $1.70 per share, subject to any future adjustments for stock splits, stock dividends, and other changes.

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6. **Reporting Requirements.** Until the obligations of Blackridge to Chapman described in Paragraph 3 and Paragraph 4 above have been paid in full, Blackridge will comply with the following reporting requirements:

a. as soon as available and in any event within 120 days after the end of each fiscal year of Blackridge, (a) balance sheets of Blackridge and the related income statements for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail reviewed by Blackridge's independent public accountants, and (b) a consolidated balance sheet and income statement for Blackridge's consolidated Subsidiaries, together with appendices showing the balance sheets and income statements of each of Blackridge's Subsidiaries as of the end of such fiscal year based upon the compiled financial statements for each such Subsidiary, all in reasonable detail compiled by Blackridge's independent public accountants;

b. as soon as available and in any event within 45 days after the end of each fiscal quarter of Blackridge, (A) copies of reports to the investors of each of Blackridge's Subsidiaries for such quarter, and (B) a consolidated balance sheet of Blackridge and its consolidated subsidiaries (if any), and the related consolidated income statements for such quarter and for the portion of Blackridge's fiscal year ended at the end of such quarter, all certified (subject to normal year-end adjustments) as complete and correct by the chief financial officer or chief accounting officer of Blackridge;

c. simultaneously with the delivery of each set of financial statements referred to in clauses a and b above, a certificate of the chief financial officer or chief accounting officer of Blackridge, (A) stating whether, to the best of Blackridge's knowledge, there exists on the date of such certificate any monetary or material non-monetary Default under the Chapman Confessed Judgment Note and, if any such Default known to Blackridge then exists, setting forth the details thereof and the action which Blackridge is taking or proposes to take with respect thereto and (B) stating whether, since the date of the most recent previous delivery of financial statements pursuant to clause a. or b. of this Paragraph 6, Blackridge has knowledge of any material adverse change in the business, financial position, results of operations or prospects of Blackridge and its consolidated subsidiaries, considered as a whole, and, if so, the nature of such material adverse change;

d. upon the occurrence of any Default under the Chapman Confessed Judgment Note, a certificate of the chief financial officer or chief accounting officer of Blackridge setting forth the details thereof and the action which Blackridge is taking or proposes to take with respect thereto;

e. promptly upon transmission thereof, copies of all press releases and other statements made available generally by Blackridge or its subsidiaries (if any) to the public concerning material adverse developments in the results of operations, financial condition, business or prospects of Blackridge or its subsidiaries; and

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f.   from time to time such additional information regarding the financial position, results of operations or business of Blackridge or any of its Subsidiaries as Chapman may reasonably request.

g.   Without limiting the generality of the foregoing, Blackridge shall accrue all liabilities to Chapman in its financial statements and reports. and shall disclose all of its obligations to Chapman in accordance with Generally Accepted Accounting Principles applicable in the United States ("GAAP").

h.   If Blackridge is a publicly reporting company under the 1934 Securities and Exchange Act, then timely quarterly and annual filings with the SEC shall fulfill Blackridge's obligations under Section 6 (a) and (b) above.

7.   **Mutual Universal Release of Claims** Subject to Paragraph 8 of this SETTLEMENT AGREEMENT AND RELEASE, in consideration of the mutual covenants and undertakings herein, except for the duties, obligations, and covenants of the Parties set forth in this SETTLEMENT AGREEMENT AND RELEASE, or in the Chapman Confessed Judgment Note, the Parties, and their representatives, agents, principals, officers, directors, predecessors and successors in interest, insurers. and privies hereby forever release, remise and discharge each other as well as their representatives, agents, attorneys-in-fact, members, stockholders, principals, officers, directors, predecessors and successors in interest, insurers, and privies, jointly, severally, and/or individually from any and all claims, demands, liabilities, damages, losses, costs and expenses (including but not limited to attorneys' fees, expert fees and court costs), matters, debts, dues, sums or money, accounts, covenants, controversies, agreements, promises, obligations, trespasses, grievances, suits, notes and debts, causes and causes of action, complaints, decrees, executions, of whatever kind in law or in equity that they have now or may assert in the future. The Parties will look solely to their respective rights and obligations stated in this SETTLEMENT AGREEMENT AND RELEASE, and the Chapman Confessed Judgment Note. All other debts and obligations by and between the parties are merged herein. All other documents between the parties shall be given no legal effect. Nothing in this Paragraph 7 shall be deemed to modify or limit the rights, duties, or obligations of the Parties in this SETTLEMENT AGREEMENT AND RELEASE, or in the Chapman Confessed Judgment Note.

8.   **Obligations Contingent Upon Investor Settlement**. As indicated herein, the parties are litigants in certain proceedings styled *Gregory Chapman v. Blackridge Technologies, Inc.*, Civil Action No. 13675, now pending in the Fairfax County, Virginia Circuit Court. In the event that Blackridge consummates the Investor Settlement scheduled for November 2.

2016, this SETTLEMENT AGREEMENT AND RELEASE shall be in full force and effect, the rights and obligations of the Parties hereunder shall be in full force and effect, and the parties shall direct their counsel to submit an agreed order to the Court dismissing the Lawsuit as settled and compromised. If, for any reason. Blackridge does not consummate the Investor Settlement on or before November 2, 2016, time being of the essence, this SETTLEMENT AGREEMENT AND RELEASE is null and void due to this failure of condition subsequent, and the parties direct their counsel to forthwith obtain a trial date for trial on the issues in the Litigation; provided, however, that Chapman's shares described in Paragraph 3(e), and Blackridge's obligation to recognize, acknowledge and issue Chapman's Incentive Stock Options and warrants referred to in Paragraph 5 above survives this provision and remains in full force and effect.

OTHER PROVISIONS

9.   This SETTLEMENT AGREEMENT AND RELEASE shall be construed without regard to any presumption or other rule requiring construction against the party who caused it to have been drafted.

10.   SETTLEMENT AGREEMENT AND RELEASE constitutes an integration of the entire understanding and agreement of the Parties. Any representations. warranties, promises, or conditions whether written or oral, not specifically incorporated herein, shall not be binding on any of the Parties.

11.   This SETTLEMENT AGREEMENT AND RELEASE shall be governed by and interpreted in accordance with the laws of the Commonwealth of Virginia insofar as those laws relate to matters of formation, construction, validity, interpretation, performance, and enforcement. Any claim or suit to enforce this SETTLEMENT AGREEMENT AND RELEASE or the Chapman Confessed Judgment Note shall be brought in either the US District Court for the Eastern District of Virginia, Alexandria Division, or the Circuit or General District Court of Fairfax County, Virginia. The parties expressly consent to the personal jurisdiction and venue of such courts for this purpose, and waive all defenses to the personal jurisdiction or venue of such courts. including forum *non conveniens*.

12.   In the event that one or more of the provisions, or portions thereof, of this SETTLEMENT AGREEMENT AND RELEASE is determined to be illegal or unenforceable. the remainder of this SETTLEMENT AGREEMENT AND RELEASE shall not be affected thereby and all remaining provisions thereof, shall continue to be valid, effective, and enforceable to the fullest extent provided by law.

13.   This SETTLEMENT AGREEMENT AND RELEASE may be executed in two or more counterparts, each of which will be deemed to be an original and all of which together shall be deemed to be one in the same agreement. Signatures transmitted by facsimile or email shall be deemed original signatures.

14.   Each of the undersigned signatories represents and warrants that he or she is authorized and has the right to execute this SETTLEMENT AGREEMENT AND RELEASE for the party on whose behalf he or she purports to sign the same.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURES ON FOLLOWING PAGE

BLACKRIDGE TECHNOLOGY HOLDINGS, INC.

By:

Name: Robert Graham

Title: *CEO*

Date: *11/2/2016*

By:

Name: John Hayes

Title: *CTO*

Date: *11/2/2016.*

GREGORY CLARKE CHAPMAN

Sign: _____

Date: _____

BLACKRIDGE TECHNOLOGY HOLDINGS, INC.

By: _____

Name: Robert Graham

Title: _____

Date: _____

By: _____

Name: John Hayes

Title: _____

Date: _____

GREGORY CLARKE CHAPMAN

Sign: _____

Date: _11 - 01 - 2016_____

EXHIBIT A

CONFESSION OF JUDGMENT PROMISSORY NOTE

IMPORTANT NOTICE

THIS INSTRUMENT CONTAINS A CONFESSION OF JUDGMENT PROVISION WHICH CONSTITUTES A WAIVER OF IMPORTANT RIGHTS YOU MAY HAVE AS A DEBTOR AND ALLOWS THE CREDITOR TO OBTAIN A JUDGMENT AGAINST YOU WITHOUT ANY FURTHER NOTICE.

$600,000.12   **October 28, 2016**

FOR VALUE RECEIVED, the undersigned, Blackridge Technology Holdings, Inc., a Delaware corporation (the "Maker"), hereby promises to pay to the order of Gregory Clarke Chapman ("Payee") (collectively, the "Parties"), the principal sum of Six Hundred Thousand and 12/100 Dollars ($600,000.12) ("Principal Sum"), without interest, as set forth below:

1.   Payment Schedule: The Maker shall make payment of the Principal Sum as follows:

Initial Payment: Sixteen thousand six hundred sixty six and 67/100 Dollars ($16,666.67) due on January 1, 2017.

Monthly Payments: Thirty five (35) additional payments of Sixteen thousand six hundred sixty six and 67/100 Dollars ($16,666.67) due and payable the first business day of each month thereafter beginning February 1, 2017. Upon rendering the final payment, and subject to other terms and conditions herein, this Note will be deemed paid in full.

Maker shall cause the aforesaid payments to be received by Payee within the time and in the amount specified by this Note. The Maker agree that time is of the essence with regard to the monthly payment obligations herein. Payment(s) may not be deemed effective by Payee if not received by Payee within the time and at the place specified by this Note. All payments hereunder shall be delivered to Payee by ACH transfer pursuant to instructions provided by payee, or at any other place designated in writing by Payee. **This Note shall be payable without claim of set-off, counterclaim or deduction of any nature or for any cause whatsoever.**

3.   Prepayment. The right is reserved to the Maker to prepay this Note in whole or in part at any time without penalty.

4.   Waiver; Enforcement. The waiver or forbearance of any default or breach of this Note shall not constitute a waiver of any additional defaults or breaches of this Note.

Maker agrees that any claim or defense that it may have as to any person or entity for any reason whatsoever shall not affect Maker's obligations under this Note and shall not be used or asserted as a defense to performance of said obligations or as a set-off, counterclaim, or deduction against any sums due hereunder.

Presentment, demand, protest, notices of dishonor and of protest, the benefits of homestead exemptions, all defenses and pleas on the grounds of any extension or extensions of the time of payment or of the due date of this Note and all other notices or demands in connection with the delivery, acceptance, performance, default, endorsement or guaranty of this Note are hereby waived by the Maker, and by any and all endorsers, sureties, guarantors and obligors hereof, it being further agreed by Maker that it will pay reasonable attorneys' fees and collection expenses and court costs which may be incurred by Payee in the enforcement or collection of this Note or of any part hereof.

CONFESSION OF JUDGMENT AND POWER OF ATTORNEY. IN THE EVENT OF A DEFAULT UNDER THIS NOTE, MAKER DOES HEREBY IRREVOCABLY CONSTITUTE AND APPOINT ANDREW B. GOLKOW, ESQUIRE AND ROBERT J. CUNNINGHAM. JR., ESQUIRE, AS TRUE AND LAWFUL ATTORNEYS-IN-FACT, WITH FULL POWER AND AUTHORITY HEREBY GIVEN, EITHER OF WHOM MAY APPEAR BEFORE A CLERK OR JUDGE OF THE CIRCUIT COURT OF FAIRFAX COUNTY, VIRGINIA TO CONFESS JUDGMENT THEREIN AGAINST THE MAKER, IN FAVOR OF PAYEE OF THIS NOTE, OR ANY ASSIGNEE OR HOLDER, IN THE SUM OF EIGHT HUNDRED SIXTEEN THOUSAND TWO HUNDRED NINETY ONE AND 04/100 DOLLARS ($816,291.04), PLUS INTEREST AT THE RATE OF SIX PERCENT (6%) PER ANNUM ON ANY UNPAID AMOUNT DUE FROM THE DATE OF DEFAULT, LESS ANY PERIODIC PAYMENT(S) PREVIOUSLY RECEIVED AGAINST THE PRINCIPAL AMOUNT, PLUS REASONABLE ATTORNEYS' FEES INCURRED IN ENFORCEMENT AND COLLECTION OF THIS NOTE PLUS ANY COLLECTION EXPENSES AND COURT COSTS WHICH HAVE BEEN OR MAY BE INCURRED.

5.   Acceleration. This Note shall become due and payable in full immediately upon the happening of any of the following events affecting the Maker and/or any endorser, surety, guarantor or obligor to this Note, to wit: failure to make any payment by the dates forth herein, voluntary or involuntary filing of a petition in bankruptcy by the Maker or for reorganization; execution of an assignment for the benefit of creditors; calling a meeting of creditors; appointment of liquidating agent or committee; offer of composition; application for appointment or appointment of any receiver; or issuance of a warrant of attachment. Maker does hereby waive all notices and demands and consents that this Note shall become due and payable in full immediately upon the happening of any of the aforementioned events. In the event of any default under the terms of this Note, interest on any outstanding Balance due under the Note shall run at the rate of six percent (6 %) per annum on the Balance due from the date of default until paid in full, and Payee shall be entitled to recover in any collection or enforcement proceeding its reasonable attorneys' fees.

6. Miscellaneous. This Note and the rights and obligations of the Parties herein shall be construed in accordance with and governed by the laws of the Commonwealth of Virginia. To the extent that any provision of this Note shall be found unenforceable under, or in violation of, applicable law, that provision shall be disregarded and the balance of this Note shall be given full force and effect. Maker and any endorser, guarantor, surety, or obligor to this Note agree to waive any right to a jury trial provided by the applicable state or federal law.

IN WITNESS WHEREOF, this Promissory Note has been duly executed under seal on the date set forth below.

BLACKRIDGE TECHNOLOGY HOLDINGS, INC.

By: ______________________________(seal)

Name: ______________________________[Print]

Title: ______________________________

STATE OF________________________,
COUNTY OF ________________________, to-wit:

I, ________________________________, Notary Public in and for the State and County aforesaid, do certify that ________________________, whose name is signed to the foregoing **CONFESSION OF JUDGMENT PROMISSORY NOTE** in the principal sum of Six Hundred Thousand and 00/100 Dollars ($600,000.00) and dated _______, 20___, has this day acknowledged, subscribed, and sworn to the same before me this ____ day of ____________, 20____ as authorized representative and agent for Blackridge Technology Holdings, Inc.

____
Notary Public
My Commission Expires:_______________
Notary Registration No.: _______________

C:\Users\rjc\Desktop\Chapman Kelleher Settlement documents\161102 Confession of Judgment Promissory Note (Chapman) FINAL.docx

AMENDMENT TO SETTLEMENT AGREEMENT AND RELEASE BY AND AMONG GREGORY CLARKE CHAPMAN AND BLACKRIDGE TECHNOLOGY HOLDINGS, INC.

This AMENDMENT TO SETTLEMENT AGREEMENT AND RELEASE is made by and among GREGORY CLARKE CHAPMAN ("Chapman" or "Plaintiff"), on the one hand, and BLACKRIDGE TECHNOLOGY HOLDINGS, INC. ("Blackridge" or "Defendant"), on the other hand (collectively, the "Parties"), effective as of the date of the last signature below ("Effective Date").

RECITALS

WHEREAS, the Parties executed a Settlement Agreement and Release effective November 2, 2016; and

WHEREAS the November 2, 2016 Settlement Agreement and Release was contingent upon a November 2, 2016 Investor Settlement as set forth in paragraph 8 of the Settlement Agreement and Release; and

WHEREAS the November 2, 2016 Settlement Agreement and Release required Blackridge to wire to Chapman the sum of Sixty Nine Thousand two hundred fifty and 00/100 dollars ($69,250.00) as provided for in paragraph 3(a) of the November 2, 2016 Settlement Agreement and Release; and

WHEREAS paragraph 3(b) of the November 2, 2016 Settlement Agreement and Release required Blackridge to execute a confessed judgment promissory note in favor of Chapman in the original principal amount of eight hundred thirty one thousand two hundred nineteen and 04/100 dollars ($831,219.04) and deliver the original executed note to Chapman's counsel; and

WHEREAS Blackridge has in fact wired the sum of Sixty Nine Thousand two hundred fifty and 00/100 dollars ($69,250.00) as provided for in paragraph 3(a) of the November 2, 2016 Settlement Agreement and Release and executed (but has not delivered) the confessed judgment promissory note in favor of Chapman; and

WHEREAS the Investor Settlement contemplated by the November 2, 2016 Settlement Agreement and Release did not occur by November 2, 2016, but instead on November 15, 2016, and the Parties nonetheless agree that the Settlement Agreement is in full force and effect and the Investor Settlement contingency is satisfied; the Parties, by this Amendment to the November 2, 2016 Settlement Agreement and Release and for good and valuable consideration, agree as follows:

1. **Incorporation of Recitals**. The Recitals to this AMENDMENT TO SETTLEMENT AGREEMENT AND RELEASE are incorporated herein by reference.

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2.   **Settlement Agreement in full force and effect.** The Parties stipulate and agree that the November 2, 2016 Settlement Agreement and Release is in full force and effect, and that the Investor Settlement contingency in the November 2, 2016 Settlement Agreement and Release is satisfied.

3.   **Delivery of Promissory Note**. Upon execution hereof, Blackridge shall promptly deliver the fully executed Confessed Judgment Promissory Note provided for in the November 2, 2016 Settlement Agreement and Release to counsel for Chapman as required by the Settlement Agreement.

BLACKRIDGE TECHNOLOGY HOLDINGS, INC.

By:

Name: Robert Graham

Title: CEO

Date: 11/30/2016

By:

Name: John Hayes

Title: CTO

Date: 11/30/2016

GREGORY CLARKE CHAPMAN



Sign: Gregory Clarke Chapman

Date: 12/1/2016

C:\Users\rjc\Desktop\Chapman Kelleher Settlement documents\161115 Amendment to Settlement Agreement and Release (Chapman).docx

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